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                                                                       Exhibit 1


[Shorewood Packaging Letterhead]
                                                               December 16, 1999

Dear Fellow Stockholders:

     On December 3, 1999, Chesapeake Corporation, through its wholly owned subsidiary, Sheffield, Inc., commenced an unsolicited tender offer for all of the outstanding shares of common stock of Shorewood Packaging Corporation at $17.25 per share in cash.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT CHESAPEAKE'S OFFER IS INADEQUATE, IS NOT IN THE BEST INTERESTS OF SHOREWOOD AND ITS STOCKHOLDERS AND DOES NOT ADEQUATELY REFLECT THE VALUE OR PROSPECTS OF SHOREWOOD. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT CHESAPEAKE'S OFFER AND NOT TENDER ANY OF YOUR SHARES TO CHESAPEAKE.

     In recommending that stockholders reject Chesapeake's offer, your Board has taken into account a variety of factors, including:

     - the Board's view that the Chesapeake offer is inadequate and does not reflect the inherent value of Shorewood as a leading value-added provider of high quality printing and paperboard packaging products for the music, computer software, cosmetics and toiletries, food, home video, tobacco, and general consumer markets in North America.

     - the written opinion of Bear, Stearns & Co. Inc., Shorewood's financial advisor, that Chesapeake's offer price is inadequate from a financial point of view to Shorewood's stockholders (other than Chesapeake and its affiliates).

     - the opportunistic timing of Chesapeake's offer, which seeks to exploit Shorewood's recent stock price in relation to historic trading patterns.

     - the significant uncertainties and contingencies associated with Chesapeake's offer, including the numerous conditions to Chesapeake's financing and our belief that one or more of these conditions cannot be satisfied.

     - the significant uncertainties associated with the second-step merger proposed by Chesapeake, including uncertainty as to the permissibility of such merger under Section 203 of the Delaware corporate law.

     - the Board's belief that Chesapeake's offer represents an attempt by Chesapeake to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Shorewood's recent capital expenditures and other initiatives aimed at making Shorewood the premier global supplier of value-added packaging.

     - the Board's view that, based upon, among other things, the preliminary discussions that Shorewood has had with certain unsolicited third parties, Shorewood has a variety of strategic alternatives available to it to enhance stockholder value, and that Shorewood's management, together with Shorewood's financial advisors, should review such alternatives.

     Additional information with respect to the Board's decision to recommend that stockholders reject Chesapeake's offer and the matters considered by the Board in reaching such decision is contained in the attached Schedule 14D-9. We urge you to read it carefully and in its entirety.

     In closing, Shorewood has a proven track record of revenue and earnings growth as well as a history of creating stockholder value. Your management and I plan to continue our efforts on your behalf and we greatly appreciate your continued support and encouragement.

                                      Sincerely,

                                      /s/ Marc P. Shore
                                      Marc P. Shore
                                      Chairman of the Board and
                                      Chief Executive Officer

                       [Shorewood Packaging Letterhead]